

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON. D.C. 20549

DIVISION OF
MARKET REGULATION

04038025

12720 38

PROCESSED

JUL 28 2004

THOMSON
FINANCIAL

April 1, 2004

Ms. Linda Lerner
Domestic Securities, Inc.
160 Summit Avenue
Montvale, New Jersey 07645

Act *Securities Exchange Act of 1934*

Section *11A*

Rule *11Ac1-4*

Public
Availability *YES 4/1/04*

Re: Attain System

Dear Ms. Lerner:

This letter extends the temporary no-action position originally taken by the Division of Market Regulation ("Division") on February 4, 1998 until January 6, 2005. The February 4th letter confirmed that the Attain System ("ATTAIN" or "System") is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule and the Limit Order Display Rule (cumulatively, "Order Execution Rules") and would be in compliance with the requirements applicable to the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq securities for which a linkage between ATTAIN and the Nasdaq System is operational. In the February 4th letter, the Division took the position that it would not recommend that the Commission take enforcement action against Nasdaq market makers who are participants in the System, if those Nasdaq market makers enter orders into the System without modifying their public quotations in compliance with the ECN Amendment. That no-action position was temporarily extended most recently in a letter dated July 3, 2003.

The Division continues to condition its position on compliance with the terms expressed in the February 4th letter. These terms include compliance with the non-discrimination provisions of the Addendum to the Nasdaq Workstation II Subscriber Agreement. ATTAIN should respond to orders entered into ATTAIN through Nasdaq access no slower than ATTAIN responds to orders entered directly into the System, and in any event in no more than a few seconds.

The Division further conditions its position upon your representation that ATTAIN has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity. The Division may request records from Domestic Securities, Inc. ("Domestic") regarding such reviews and tests.

The Division further conditions its position on Domestic providing broker-dealers access via either Nasdaq or the telephone for a charge of no more than the fee Domestic charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to Domestic by Nasdaq and plus any applicable transaction fee payable pursuant to Section 31 of the Securities Exchange Act of 1934 ("Exchange Act").

The Division further conditions its position on Domestic's representation that the System will be kept separate from other business of Domestic. Accordingly, the Division expects that, in accordance with that representation, ATTAIN will not be used primarily for proprietary trading by Domestic.

This no-action position concerns enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position. In particular, the Division will consider extending, modifying, or revoking its temporary no-action position prior to January 6, 2005, based on its continuing experience with ATTAIN's compliance with the terms of this no-action letter and the operation of the ECN Display Alternative.

Sincerely,

Robert L.D. Colby
Deputy Director